Exhibit 99.1
REPORT UNDER
NATIONAL INSTRUMENT 51-102
REPORT OF VOTING RESULTS
To: Canadian Securities Administrators
In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 4, 2008 and, as such votes were conducted by ballot, the number and percentage of votes cast for, against or withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Proxy Circular mailed to shareholders prior to the Annual Meeting.
1.   Election of Directors
A ballot was conducted to vote on the appointment of the following 17 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed and the outcome was as follows:

				% Votes
Nominee	Votes For	% Votes For	Votes Withheld	Withheld
Robert M. Astley	241,852,477	91.0	23,869,608	9.0
Stephen E. Bachand	241,773,440	91.0	23,960,561	9.0
David R. Beatty	241,623,777	90.9	24,086,087	9.1
Robert Chevrier	238,540,473	89.8	27,194,436	10.2
George A. Cope	241,152,128	90.8	24,567,719	9.2
William A. Downe	241,200,209	90.8	24,529,317	9.2
Ronald H. Farmer	241,943,079	91.1	23,779,309	8.9
David A. Galloway	241,861,778	91.0	23,878,087	9.0
Harold N. Kvisle	240,871,573	90.6	24,860,552	9.4
Eva Lee Kwok	241,655,833	90.9	24,068,126	9.1
Bruce H. Mitchell	241,919,190	91.0	23,800,139	9.0
Philip S. Orsino	241,766,841	91.0	23,949,954	9.0
Martha C. Piper	241,738,800	91.0	23,988,864	9.0
J. Robert S. Prichard	240,966,222	90.7	24,750,641	9.3
Jeremy H. Reitman	241,867,249	91.0	23,857,445	9.0
Guylaine Saucier	240,961,348	90.7	24,750,983	9.3
Nancy C. Southern	241,297,343	90.8	24,442,948	9.2
2.   Appointment of Auditors
A ballot was conducted to vote on the appointment of the firm of KPMG LLP as the auditors of the Bank for the 2008 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
264,667,636	99.6	1,058,462	0.4
3.   Amendments to the Bank’s By-laws
A ballot was conducted to vote on the amendments to the Bank’s By-laws as outlined in the Proxy Circular and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
264,339,174	99.5	1,403,771	0.5

4.   Shareholder Proposal No. 1
A ballot was conducted to vote on a shareholder proposal regarding a “10% increase in the dividend paid to shareholders holding their securities for two years or more” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
3,201,900	1.2	255,409,754	98.8
5.    Shareholder Proposal No. 2
A ballot was conducted to vote on a shareholder proposal regarding the “right to vote shares after a minimum one-year holding period” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
2,830,929	1.1	255,658,087	98.9
6.   Shareholder Proposal No. 3
A ballot was conducted to vote on a shareholder proposal regarding “compensatory premiums to employees” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
3,459,811	1.3	255,169,629	98.7
7.   Shareholder Proposal No. 4
A ballot was conducted to vote on a shareholder proposal regarding the “parity of women and men on the Board of Directors” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,635,819	6.4	241,995,494	93.6
8.   Shareholder Proposal No. 5
A ballot was conducted to vote on a shareholder proposal regarding “information on fairness of compensation” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
17,160,540	6.6	241,465,793	93.4
9.   Shareholder Proposal No. 6
A ballot was conducted to vote on a shareholder proposal regarding the “prior approval of senior executives compensation policy by shareholders” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
13,549,944	5.2	245,061,511	94.8

10.   Shareholder Proposal No. 7
A ballot was conducted to vote on a shareholder proposal regarding “no option exercised by executives before the end of their term” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,692,314	4.9	245,813,945	95.1
11.   Shareholder Proposal No. 8
A ballot was conducted to vote on a shareholder proposal regarding the “disclosure of interests in hedge funds and high-risk mortgage loans” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
49,118,196	19.0	209,505,499	81.0
12.   Shareholder Proposal No. 9
A ballot was conducted to vote on a shareholder proposal regarding a “cumulative vote for the election of directors” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,153,877	6.2	242,483,813	93.8
13.   Shareholder Proposal No. 10
A ballot was conducted to vote on a shareholder proposal to “shift executive compensation to charitable purposes” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
2,582,856	1.0	256,055,698	99.0
14.   Shareholder Proposal No. 11
A ballot was conducted to vote on a shareholder proposal regarding “majority voting shall be given full effect” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
20,108,147	7.8	238,526,743	92.2
15.   Shareholder Proposal No. 12
A ballot was conducted to vote on a shareholder proposal regarding an “advisory resolution ratifying the report of the Board’s compensation committee” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
89,650,773	34.7	168,965,053	65.3

Dated this 4th day of March, 2008.

Bank of Montreal
By:	/s/ Blair F. Morrison
Blair F. Morrison
Vice-President and Corporate Secretary